SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For June 17, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:
(1)	The Press Release issued on June 17, 2008.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 17 June 2008
ING to acquire Turkish voluntary Pension Fund Oyak Emeklilik for EUR 110 million
ING announced today it has reached an agreement with OYAK Group to acquire the voluntary pension fund Oyak Emeklilik. The transaction provides ING with a great opportunity to enter the fast growing Turkish pension market and gives further impetus to its recently acquired retail banking operations in the country.
Jacques de Vaucleroy, member of the Executive Board of ING Group and responsible for Insurance Europe said, “The acquisition is in line with ING’s sharpened strategic focus on banking, investments, life insurance and retirement services and provides us with a unique opportunity to expand our footprint and extend our product offering in the fast growing Turkish market.”
Under the terms of the agreement ING will acquire 100 percent of the shares in Oyak Emeklilik for a total cash consideration of EUR 110 million which will be financed entirely from existing internal resources. The transaction is subject to customary closing conditions and is expected to be closed and booked in the second half of 2008.
Tom Kliphuis, Chief Executive Officer of Insurance Central Europe said, “Oyak Emeklilik has a strong management and its distribution is already well integrated in ING Bank Turkey. By further leveraging our life insurance and pension expertise with Oyak Emeklilik’s strong distribution and knowledge of the market, we will rapidly build a leading position in the Turkish retirement savings marketplace.”
Established in 2003, Oyak Emeklilik is the first and only voluntary pension fund in Turkey specifically established for private pension fund management. Oyak Emeklilik has over 150,000 customers and 140 employees and distributes its products both through a network of independent agents and ING Bank Turkey (formerly Oyak Bank). Oyak Emeklilik will be integrated in ING Insurance Central Europe and re-branded under the ING brand within the first year after the closing of the transaction.
Press enquiries
Nanne Bos
ING Group
+31 20 5416516
nanne.bos@ing.com
Profile ING
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 75 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 130,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:	/s/ J.H. van Barneveld

J.H. van Barneveld
General Manager Group Finance & Control

By:	/s/W.A. Brouwer

W.A. Brouwer
Assistant General Counsel
Dated: June 17, 2008